UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Marathon Patent Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

56585W302

(CUSIP Number)

Christopher Ensey

53 Palmeras Street, Suite 601

San Juan, Puerto Rico 00901

(410) 274-1257

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

October 6, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56585W302	13D	Page 2 of 5

1	Names of Reporting Persons Two Point One, LLC
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Puerto Rico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 3,000,000
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 3,000,000
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 5.7%[1]
14	Type of Reporting Person: OO

Notes:

(1)	The percentage is based on 52,644,470 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q, as amended, for the quarter ended September 30, 2020.

CUSIP No. 56585W302	13D	Page 3 of 5

1	Names of Reporting Persons Christopher Ensey
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 3,000,000[2]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 3,000,000[2]
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000[2]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 5.7%[3]
14	Type of Reporting Person: OO

Notes:

(2)	The shares are owned by 2P1. Christopher Ensey is the manager of 2P1 and, in such capacity, has voting and investment discretion with respect to the shares owned by 2P1.
(3)	The percentage is based on 52,644,470 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q, as amended, for the quarter ended September 30, 2020.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”), of Marathon Patent Group, Inc., a Nevada corporation. The address of the principal executive offices of the Issuer is 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Item 2. Identity and Background.

This statement is filed by and on behalf of Two Point One, LLC, a limited liability company formed under the laws of Puerto Rico (“2P1”), and Christopher Ensey, the manager of 2P1 (“Mr. Ensey” and, together with 2P1, the “Reporting Persons”). 2P1 is engaged in the business of providing technology managed services. Mr. Ensey is a citizen of the United States of America. The Reporting Persons’ business address is 53 Palmeras Street, Suite 601, San Juan, Puerto Rico 00901.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The 3,000,000 shares of Common Stock owned by 2P1 were issued as equity compensation pursuant to a Data Facility Services Agreement, dated as of October 6, 2020 (the “Services Agreement”), for certain operations and maintenance services that 2P1 and another entity, Liefern LLC, will provide to the Issuer with respect to its facility located in Hardin, MT.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Persons were acquired for investment purposes only, as compensation for services to be provided by 2P1 under the Services Agreement. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions or events required to be described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 3,000,000 shares of Common Stock, which represent 5.7% of the issued and outstanding shares of the Common Stock based on the 52,655,470 shares that were issued and outstanding as of November 12, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q, as amended, for the quarter ended September 30, 2020.

(b) The 3,000,000 shares of the Common Stock reported in this Schedule 13D were issued to, and are held in the name of, 2P1. In its capacity as the manager of 2P1, Mr. Ensey has the power to vote and to dispose of such shares.

(c) 2P1’s acquisition of the 3,000,000 shares of Common Stock reported in this Schedule 13D is the only transaction in the Common Stock effected by the Reporting Persons during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of the Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Item 2 of this Schedule 13D with respect to the Services Agreement and the Reporting Persons’ Joint Filing Agreement filed as Exhibit 99.1 to this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement dated November 25, 2020 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2020	TWO POINT ONE, LLC

	By:	/s/ Christopher Ensey
	Name:	Christopher Ensey
	Title:	Manager

Dated: November 25, 2020	/s/ Christopher Ensey
Christopher Ensey